Exhibit 99.1
Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD P.O. BOX 5047 ATLANTA, GEORGIA 30302 (404) 300-1000

FOR IMMEDIATE RELEASE	Date: November 9, 2009
From: Jeffrey T. Bowman
Chief Executive Officer
Crawford Reports 2009 Third Quarter Results
Net Income Excluding Impairment Charge Improves
Company Amends Credit Agreement
Crawford & Company (www.crawfordandcompany.com) (NYSE: CRDA and CRDB), the world’s largest independent provider of claims management solutions to insurance companies and self-insured entities, today announced its financial results for the third quarter ended September 30, 2009.
Consolidated Results
Third quarter 2009 consolidated revenues before reimbursements decreased to $245.8 million compared to $266.9 million in the 2008 third quarter due primarily to the negative effect of foreign currency changes and lower revenues in the Broadspire and U.S. Property & Casualty segments. The third quarter 2009 net loss attributable to Crawford & Company was ($39.5) million, including a non-cash impairment charge of $46.9 million, primarily related to goodwill in the Company’s Broadspire segment, compared to net income attributable to Crawford & Company of $6.9 million in the 2008 third quarter. The third quarter 2009 loss per share was ($0.76) compared to diluted earnings per share of $0.13 in the prior-year quarter. Excluding the non-cash impairment charge, third quarter 2009 net income attributable to Crawford & Company would have been $7.2 million and diluted earnings per share would have been $0.14.
In connection with the preparation of its September 30, 2009 financial statements, the Company completed its previously disclosed interim goodwill impairment analysis of the Broadspire segment which it began during the 2009 second quarter. As a result of this analysis, the Company recorded an additional non-cash impairment charge of $46.9 million, or $0.90 per share. Substantially all of this charge is not deductible for tax purposes. This impairment charge does not affect the Company’s liquidity or cash flows and has no effect on the Company’s compliance with the financial covenants under its credit agreement.
Revenues, net income and earnings per share in the 2009 third quarter were negatively impacted by increased defined benefit pension expense, the impact of foreign currency changes, and the non-cash impairment charge as outlined below:

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD P.O. BOX 5047 ATLANTA, GEORGIA 30302 (404) 300-1000

		Net
		Income
		(Loss)
		Attributable
	Revenues before	to Crawford
In millions, except per share amounts	Reimbursements	& Company	EPS
3rd quarter 2008 results	$266.9	$6.9	$0.13
(Less)/Add:
Foreign currency impact in 2009	(14.7)	(0.7)	(0.01)
Increase in pension expense in 2009	—	(2.9)	(0.05)
All other operating changes	(6.4)	3.9	0.07

Subtotal excluding impairment charge	245.8	7.2	0.14
Impairment charge in 2009	—	(46.7)	(0.90)

3rd quarter 2009 results	$245.8	$(39.5)	$(0.76)

Crawford generated $9.8 million of cash from operating activities during the 2009 year-to-date period, compared to the $33.4 million in cash provided by operating activities during the comparable 2008 period. The $23.6 million decrease was due primarily to lower earnings during 2009 before the impairment charge and growth in working capital requirements. The Company’s consolidated cash and cash equivalent position as of September 30, 2009 totaled $55.1 million compared to $56.8 million at September 30, 2008 and $73.1 million at December 31, 2008.
International Operations
Third quarter 2009 revenues before reimbursements for the International Operations segment declined 11.8% to $101.7 million from $115.4 million for the same period in 2008. Compared to the 2008 third quarter, during the 2009 third quarter the U.S. dollar was stronger against most major foreign currencies, resulting in a negative exchange rate impact. Excluding the negative impact of exchange rate fluctuations, International Operations revenues would have been $116.4 million in the 2009 third quarter, reflecting growth in revenues on a constant dollar basis of nearly 1.0%. Segment operating expenses for the 2009 third quarter decreased by $12.3 million in U.S. dollars, an 11.5% decrease, but increased by 1.3% on a constant dollar basis, compared to the 2008 period. Operating earnings declined to $7.3 million in U.S. dollars during the 2009 third quarter ($8.3 million on a constant dollar basis), down from last year’s third quarter operating earnings of $8.6 million. The related operating margin was 7.1% in the 2009 third quarter, compared to a 7.4% operating margin in the 2008 third quarter.
U.S. Property & Casualty
U.S. Property & Casualty revenues before reimbursements were $52.3 million in the third quarter of 2009, decreasing 7.1% from $56.2 million in the 2008 third quarter, and reflecting softness in claims referred in the 2009 period. Revenues generated by the Company’s catastrophe adjuster group were $6.3 million in the 2009 third quarter, unchanged from the level attained during the 2008 period. Operating

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD P.O. BOX 5047 ATLANTA, GEORGIA 30302 (404) 300-1000
earnings in the 2009 third quarter in the U.S. Property & Casualty segment were $4.9 million, or an operating margin of 9.3% of revenues, compared to operating earnings of $6.8 million, or 12.1% of revenues in the 2008 third quarter.
Broadspire
Revenues before reimbursements from the Broadspire segment were $70.4 million in the 2009 third quarter, down 8.4% from $76.9 million in the 2008 quarter. Broadspire had an operating loss of ($1.2 million) in the 2009 third quarter, or an operating margin of (1.7%) of revenues, compared to operating earnings of $1.1 million, or 1.4% of revenues, in the prior-year period. This decline was primarily due to lower workers’ compensation claim referrals as a result of lower U.S. employment levels. The Company’s impairment charge did not affect the segment operating results of Broadspire.
Legal Settlement Administration
Legal Settlement Administration revenues before reimbursements were $21.3 million in the 2009 third quarter, up 15.9% from $18.4 million in the 2008 quarter, reflecting the positive impact of several major bankruptcy and securities class action administration projects awarded to the Company during 2009. Operating earnings totaled $4.1 million in the 2009 third quarter, or an operating margin of 19.2% of revenues, compared to $2.9 million, or 15.5% of revenues, in the prior-year period. The segment’s awarded project backlog totaled approximately $55.4 million at September 30, 2009.
Amended Credit Agreement
On November 2, 2009, the Company announced that it had entered into an amendment of its existing credit agreement. Among other provisions, the amendment allows an extension of the revolving commitments from October 30, 2011 until October 30, 2013, and also offers the Company additional financial flexibility.
The amendment provides that Crawford may increase the aggregate amount of its debt under the credit agreement by up to $50 million and may also issue other, unsecured debt of up to $200 million. It also updates certain covenants to allow for this additional flexibility and access to capital, while upwardly revising applicable interest rates.
Management’s Comments
Mr. Jeffrey T. Bowman, chief executive officer of Crawford & Company, stated, “Our third quarter 2009 operating results are reflective of current global economic conditions which continue to be challenging. We are closely managing our cost structure in light of the prolonged nature and depth of the macroeconomic downturn and are simultaneously monitoring the markets we serve for growth opportunities. While our reported consolidated revenues and earnings are down year-over-year, there are encouraging areas within our business.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD P.O. BOX 5047 ATLANTA, GEORGIA 30302 (404) 300-1000
“Our International Operations segment continues to show revenue growth when measured in constant dollars. This growth comes in a very competitive environment where there has been an absence of significant catastrophic activity, and reflects the leadership position we enjoy in this market. Legal Settlement Administration has also grown its business this year partly as a result of increased bankruptcy administration projects. The strategic decision made several years ago to invest in this area is now providing us with a more diversified earnings stream in light of the decline in securities class action projects. We are pleased with the performance of this business year-to-date in 2009.
“We believe the recently announced amendment to our credit agreement is a reflection of our solid operational performance. It increases our financial flexibility and should help us continue to effectively manage our operations going forward. We are pleased with both the immediate and potential future implications of this amendment.
Mr. Bowman concluded, “Before the impairment charge, our operating results for the 2009 third quarter showed solid improvement over our first two quarters’ results, even as the global economy remained weak. However, we are seeing some softness in claim assignments across our international and U.S. markets. While we remain confident in our long-term business model, our outlook for the 2009 fourth quarter is conservative as reflected in our revised guidance for the year. Included in that revised guidance is a fourth quarter special charge of $1.8 million, or $0.02 per share, related to a long-term sublease we have entered into for Broadspire’s former headquarters building located in Plantation, Florida. We remain fully committed to managing our operations toward improved operating performance and market share expansion, and are focusing significant attention on our cost base across the entire organization to ensure we are operating as efficiently as possible.”
2009 Guidance
Crawford & Company revised its previously issued guidance for full-year 2009 as follows:
•	Consolidated revenues before reimbursements between $970 million and $975 million.

•	Consolidated operating earnings between $48.5 million and $51.5 million.

•	Consolidated cash provided by operating activities between $30.0 million and $35.0 million.

•	After reflecting stock-based compensation expense, net corporate interest expense, customer-relationship intangible asset amortization expense, special charges and credits, and income taxes, net loss attributable to Crawford & Company on a GAAP basis between ($120.0) million and ($122.0) million, or ($2.32) to ($2.36) loss per share.

•	Before reflecting the special charges related to the impairments, net income attributable to Crawford & Company on a non-GAAP basis between $19.1 million and $21.2 million, or $0.37 to $0.41 diluted earnings per share.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD P.O. BOX 5047 ATLANTA, GEORGIA 30302 (404) 300-1000
Crawford & Company’s management will host a conference call with investors on Monday, November 9, 2009 at 3:00 p.m. EST to discuss earnings and other developments. The call will be recorded and available for replay through November 16, 2009. You may dial 1-800-642-1687 (706-645-9291 international) to listen to the replay. The access code is 38382799. Alternatively, please visit our web site at www.crawfordandcompany.com for a live audio web cast and related financial presentation.
Further information regarding the Company’s financial position, operating results, and cash flows for the quarter and nine-month periods ended September 30, 2009 is shown on the attached condensed consolidated unaudited financial statements. Operating earnings (a non-GAAP financial measure) is the key financial performance measure used by the Company’s senior management to evaluate the performance of its segments and make resource allocation decisions. The Company believes this measure is useful to investors in that it allows them to evaluate operating performance using the same criteria that management uses. Operating earnings represent net income (loss) attributable to Crawford & Company excluding net corporate interest expense, stock option expense, income tax expense, amortization of customer relationship intangible assets, unallocated corporate and shared costs, and certain other charges and credits. Net corporate interest expense, stock option expense and income taxes are recurring components of the Company’s net income (loss), but they are not considered part of operating earnings since they are managed on a corporate-wide basis. Net corporate interest expense results from capital structure decisions made by the Company, stock option expense relates to historically granted stock options and employee stock purchase plan expenses which are not allocated to operating segments, and income taxes are based on statutory rates in effect in each of the locations where the Company provides services, and vary throughout the world. Amortization expense relates to non-cash amortization of customer relationship intangible assets resulting from business combinations. These costs are not allocated to the segments for assessing performance. None of the aforementioned costs relate directly to the Company’s products or the performance of the Company’s services and the Company believes it is therefore appropriate to exclude them in order to accurately assess the results of segment operating activities on a consistent basis. Certain other credits and charges represent events (gains on disposal of assets, restructuring activities, goodwill impairment, etc.) that are not considered part of segment operating earnings since they historically have not regularly impacted the Company’s operating performance and are not expected to regularly impact future performance. Because this measure is not calculated and recognized in accordance with GAAP, it may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Following is a reconciliation of segment operating earnings (loss) to net income (loss) attributable to Crawford & Company on a GAAP basis and the related margins as a percentage of revenues before reimbursements for all periods presented:

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD P.O. BOX 5047 ATLANTA, GEORGIA 30302 (404) 300-1000

	Quarter ended				Year-to-date period ended
	September	%	September	%	September	%	September	%
	30, 2009	Margin	30, 2008	Margin	30, 2009	Margin	30, 2008	Margin
Operating Earnings (Loss):
U.S. property & casualty	$4,862	9.3%	$6,781	12.1%	$17,250	10.7%	$17,822	11.4%
International operations	7,258	7.1	8,594	7.4	22,943	7.9	28,027	8.4
Broadspire	(1,171)	(1.7)	1,079	1.4	(3,731)	(1.7)	5,366	2.3
Legal settlement administration	4,097	19.2	2,853	15.5	9,911	15.8	8,492	14.9
Unallocated corporate and shared costs	(878)	(0.4)	(3,737)	(1.4)	(8,148)	(1.1)	(5,147)	(0.7)
Add/(Deduct):
Other charges	—	—	—	—	(1,815)	(0.2)	—	—
Impairment charge	(46,945)	(19.1)	—	—	(140,945)	(19.3)	—	—
Stock option expense	(266)	(0.1)	(243)	(0.1)	(696)	(0.1)	(717)	(0.1)
Amortization expense	(1,500)	(0.6)	(1,507)	(0.6)	(4,494)	(0.6)	(4,521)	(0.6)
Net corporate interest expense	(3,126)	(1.3)	(4,334)	(1.6)	(10,251)	(1.4)	(13,406)	(1.7)
Income taxes	(1,841)	(0.7)	(2,564)	(1.0)	(4,576)	(0.6)	(11,994)	(1.5)

Net (loss) income attributable to Crawford & Company	$(39,510)	(16.1)	$6,922	2.6	$(124,552)	(17.0)	$23,922	3.0

Based in Atlanta, Georgia, Crawford & Company (www.crawfordandcompany.com) is the world’s largest independent provider of claims management solutions to the risk management and insurance industry as well as self-insured entities, with a global network of more than 700 locations in 63 countries. The Crawford System of Claims SolutionsSM offers comprehensive, integrated claims services, business process outsourcing and consulting services for major product lines including property and casualty claims management; workers’ compensation claims and medical management, and legal settlement administration. The Company’s shares are traded on the NYSE under the symbols CRDA and CRDB.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD P.O. BOX 5047 ATLANTA, GEORGIA 30302 (404) 300-1000

This press release contains forward-looking statements, including statements about the financial condition, results of operations and earnings outlook of Crawford & Company. Statements, both qualitative and quantitative, that are not historical facts may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from historical experience or Crawford & Company’s present expectations. Accordingly, no one should place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Crawford & Company does not undertake to update forward-looking statements to reflect the impact of circumstances or events that may arise or not arise after the date the forward-looking statements are made. For further information regarding Crawford & Company, including factors that could cause our actual financial condition, results of operations, or cash flows to differ from those described in any forward-looking statements, please read Crawford & Company’s reports filed with the United States Securities and Exchange Commission and available at www.sec.gov or in the Investor Relations section of Crawford & Company’s website at www.crawfordandcompany.com.
FOR FURTHER INFORMATION REGARDING THIS PRESS RELEASE, PLEASE CALL BRUCE SWAIN AT (404) 300-1051.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000
CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In Thousands, Except Earnings Per Share Amounts and Percentages)

	2009	2008	% Change
Nine Months Ended September 30

Revenues:

Revenues Before Reimbursements	$731,499	$785,693	-7%
Reimbursements	59,284	69,578	-15%

Total Revenues	790,783	855,271	-8%

Costs and Expenses:
Costs of Services Before Reimbursements	538,451	572,743	-6%
Reimbursements	59,284	69,578	-15%

Total Cost of Services	597,735	642,321	-7%
Selling, General, and Administrative	159,737	163,313	-2%
Corporate Interest Expense, Net	10,251	13,406	-24%
Restructuring Costs	1,815	—	nm
Goodwill and Intangible Asset Impairment Charges	140,945	—	nm

Total Costs and Expenses	910,483	819,040	11%

(Loss) Income Before Income Taxes	(119,700)	36,231	nm
Provision for Income Taxes	4,576	11,994	-62%

Net (Loss) Income	(124,276)	24,237	nm
Less: Net Income Attributable to Noncontrolling Interests	(276)	(315)	-12%

Net (Loss) Income Attributable to Crawford & Company	$(124,552)	$23,922	nm

(Loss) Earnings Per Share — Basic and Diluted	$(2.41)	$0.47	nm

Weighted-average Shares Used in Calculating:
Basic (Loss) Earnings Per Share	51,755	50,870

Diluted (Loss) Earnings Per Share	51,755	51,275

nm =	not meaningful

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000
CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In Thousands, Except Earnings Per Share Amounts and Percentages)

	2009	2008	% Change
Three Months Ended September 30

Revenues:

Revenues Before Reimbursements	$245,752	$266,916	-8%
Reimbursements	23,105	24,416	-5%

Total Revenues	268,857	291,332	-8%

Costs and Expenses:
Costs of Services Before Reimbursements	179,405	196,329	-9%
Reimbursements	23,105	24,416	-5%

Total Cost of Services	202,510	220,745	-8%
Selling, General, and Administrative	53,835	56,606	-5%
Corporate Interest Expense, Net	3,126	4,334	-28%
Goodwill and Intangible Asset Impairment Charges	46,945	—	nm

Total Costs and Expenses	306,416	281,685	9%

(Loss) Income Before Income Taxes	(37,559)	9,647	-489%
Provision for Income Taxes	1,841	2,564	-28%

Net (Loss) Income	(39,400)	7,083	-656%
Less: Net Income Attributable to Noncontrolling Interests	(110)	(161)	-32%

Net (Loss) Income Attributable to Crawford & Company	$(39,510)	$6,922	-671%

(Loss) Earnings Per Share:
Basic	$(0.76)	$0.14	nm

Diluted	$(0.76)	$0.13	nm

Weighted-average Shares Used in Calculating:
Basic (Loss) Earnings Per Share	52,011	50,994

Diluted (Loss) Earnings Per Share	52,011	52,022

nm =	not meaningful

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000
CRAWFORD & COMPANY
SUMMARY RESULTS BY OPERATING SEGMENT
Nine Months Ended September 30
Unaudited
(In Thousands, Except Percentages)

										Legal Settlement
	U.S. Property & Casualty		%	International		%	Broadspire		%	Administration		%
	2009	2008	Change	2009	2008	Change	2009	2008	Change	2009	2008	Change

Revenues Before Reimbursements	$161,852	$156,935	3.1%	$288,724	$335,505	-13.9%	$218,087	$236,289	-7.7%	$62,836	$56,964	10.3%

Compensation & Benefits	96,968	96,277	0.7%	200,510	229,992	-12.8%	123,064	132,672	-7.2%	27,262	26,571	2.6%
% of Revenues Before Reimbursements	59.9%	61.3%		69.4%	68.6%		56.4%	56.1%		43.4%	46.6%

Expenses Other than Reimbursements, Compensation & Benefits	47,634	42,836	11.2%	65,271	77,486	-15.8%	98,754	98,251	0.5%	25,663	21,901	17.2%
% of Revenues Before Reimbursements	29.4%	27.3%		22.7%	23.0%		45.3%	41.6%		40.8%	38.5%

Total Operating Expenses	144,602	139,113	3.9%	265,781	307,478	-13.6%	221,818	230,923	-3.9%	52,925	48,472	9.2%

Operating Earnings (Loss) (1)	$17,250	$17,822	-3.2%	$22,943	$28,027	-18.1%	($3,731)	$5,366	-169.5%	$9,911	$8,492	16.7%
% of Revenues Before Reimbursements	10.7%	11.4%		7.9%	8.4%		-1.7%	2.3%		15.8%	14.9%

Three Months Ended September 30
Unaudited
(In Thousands, Except Percentages)

										Legal Settlement
	U.S. Property & Casualty		%	International		%	Broadspire		%	Administration		%
	2009	2008	Change	2009	2008	Change	2009	2008	Change	2009	2008	Change

Revenues Before Reimbursements	$52,253	$56,227	-7.1%	$101,725	$115,362	-11.8%	$70,430	$76,911	-8.4%	$21,344	$18,416	15.9%

Compensation & Benefits	31,976	34,115	-6.3%	70,420	79,656	-11.6%	39,293	43,552	-9.8%	9,426	8,494	11.0%
% of Revenues Before Reimbursements	61.2%	60.7%		69.2%	69.0%		55.8%	56.6%		44.2%	46.1%

Expenses Other than Reimbursements, Compensation & Benefits	15,415	15,331	0.5%	24,047	27,112	-11.3%	32,308	32,280	0.1%	7,821	7,069	10.6%
% of Revenues Before Reimbursements	29.5%	27.2%		23.7%	23.6%		45.9%	42.0%		36.6%	38.4%

Total Operating Expenses	47,391	49,446	-4.2%	94,467	106,768	-11.5%	71,601	75,832	-5.6%	17,247	15,563	10.8%

Operating Earnings (Loss) (1)	$4,862	$6,781	-28.3%	$7,258	$8,594	-15.5%	($1,171)	$1,079	-208.5%	$4,097	$2,853	43.6%
% of Revenues Before Reimbursements	9.3%	12.1%		7.1%	7.4%		-1.7%	1.4%		19.2%	15.5%

(1)	A non-GAAP financial measurement which represents net income attributable to Crawford & Company excluding net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, income tax expense, unallocated corporate and shared costs, restructuring costs, and goodwill impairment charge. See page 6 for a reconciliation of Operating Earnings to Net (Loss) Income computed in accordance with GAAP.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000
CRAWFORD & COMPANY
CONDENSED CONSOLIDATED BALANCE SHEETS
As of September 30, 2009 and December 31, 2008
(In Thousands, Except Par Values)

	Unaudited	*
	September 30	December 31
	2009	2008
Assets
Current Assets:
Cash and Cash Equivalents	$55,089	$73,124
Accounts Receivable, Net	161,507	157,430
Unbilled Revenues, Net	102,521	99,115
Prepaid Expenses and Other Current Assets	22,725	18,688

Total Current Assets	341,842	348,357

Property and Equipment	146,601	140,399
Less Accumulated Depreciation	(104,189)	(95,785)

Net Property and Equipment	42,412	44,614

Other Assets:
Goodwill	119,760	251,897
Intangible Assets Arising from Business Acquisitions, Net	106,007	111,389
Capitalized Software Costs, Net	48,803	46,296
Deferred Income Tax Asset, Net	65,952	67,695
Other Noncurrent Assets	24,693	25,000

Total Other Assets	365,215	502,277

Total Assets	$749,469	$895,248

Liabilities and Shareholders’ Investment

Current Liabilities:
Short-Term Borrowings	$11,327	$13,366
Accounts Payable	34,457	40,711
Accrued Compensation and Related Costs	69,227	77,802
Other Accrued Current Liabilities	52,990	56,978
Self-Insured Risks	18,807	17,939
Accrued Income Taxes	7,513	9,937
Deferred Revenues	59,312	59,679
Current Installments of Long-Term Debt and Capital Leases	2,296	2,284

Total Current Liabilities	255,929	278,696

Noncurrent Liabilities:
Long-Term Debt and Capital Leases, Less Current Installments	179,494	181,206
Deferred Revenues	35,824	42,795
Self-Insured Risks	16,492	18,531
Accrued Pension Liabilities	173,077	179,542
Other Noncurrent Liabilities	13,504	14,119

Total Noncurrent Liabilities	418,391	436,193

Shareholders’ Investment:
Class A Common Stock, $1.00 Par Value	27,355	26,523
Class B Common Stock, $1.00 Par Value	24,697	24,697
Additional Paid-in Capital	27,178	26,342
Retained Earnings	131,594	256,146
Accumulated Other Comprehensive Loss	(140,272)	(158,157)

Total Crawford & Company Shareholders’ Investment	70,552	175,551

Noncontrolling Interests	4,597	4,808

Total Shareholders’ Investment	75,149	180,359

Total Liabilities and Shareholders’ Investment	$749,469	$895,248

*	Derived from the audited Consolidated Balance Sheet

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000
CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Nine Months Ended September 30, 2009 and September 30, 2008
Unaudited
(In Thousands)

	2009	2008
Cash Flows From Operating Activities:
Net(Loss) Income	$(124,276)	$24,237
Reconciliation of Net (Loss) Income to Net Cash Provided By
Operating Activities:
Depreciation and Amortization	23,102	22,737
Goodwill and Intangible Asset Impairment Charges	140,945	—
Stock-Based Compensation	3,118	4,345
Loss on Sales of Property and Equipment, Net	54	67
Changes in Operating Assets and Liabilities, Net of Effects of Acquisitions and Disposition:
Accounts Receivable, net	2,626	2,003
Unbilled Revenues, net	2,105	3,903
Accrued Income Taxes	(4,139)	6,609
Accounts Payable and Accrued Liabilities	(15,686)	11,062
Deferred Revenues	(7,791)	(13,845)
Retirement Plan Liabilities	(5,728)	(23,435)
Prepaid Expenses and Other Operating Activities	(4,539)	(4,249)

Net Cash Provided By Operating Activities	9,791	33,434

Cash Flows From Investing Activities:
Acquisitions of Property and Equipment, net	(6,346)	(9,737)
Capitalization of Computer Software Costs	(10,775)	(11,518)
Other Investing Activities	(1,089)	(204)

Net Cash Used In Investing Activities	(18,210)	(21,459)

Cash Flows From Financing Activities:
Shares used to settle withholding taxes under stock-based compensation plans	(1,903)	(20)
Proceeds from exercises of stock options/ESPP plans	453	2,016
Decrease in Short-Term Borrowings, net	(6,964)	(5,864)
Payments on Long-Term Debt and Capital Lease Obligations	(1,837)	(1,970)
Capitalized Loan Costs	(944)	—
Other Financing Activities	(274)	(309)

Net Cash Used In Financing Activities	(11,469)	(6,147)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,853	136

Change in Cash and Cash Equivalents	(18,035)	5,964
Cash and Cash Equivalents at Beginning of Period	73,124	50,855

Cash and Cash Equivalents at End of Period	$55,089	$56,819